ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES 2022 GUIDANCE

Nashville, Tennessee and Vancouver, British Columbia - October 21, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) is pleased to announce its 2022 corporate guidance. In light of Alpine's recent drilling results as well as the continued strong commodity price environment, the Company expects gross production to average 13,500 BOE/day and EBITDA to be US$110MM for fiscal year end 2022. These figures are included in the corporate presentation which can be found on Alpine Summit's website (www.alpinesummitenergy.com) and update the forecasts (of 9,000 BOE/day and US$75MM of EBITDA) disclosed in the previous corporate presentation.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Non-GAAP Measures

The Company uses measures primarily based on IFRS and also uses some secondary non-GAAP measures. The non-GAAP measure used in this news release is: Earnings before interest, taxes, depletion and amortization ("EBITDA"). This measure is used to enhance the Company's reported financial performance or position. This is a useful complementary measure that is used by management in assessing the Company's financial performance, efficiency and liquidity, and may be used by the Company's investors for the same purpose. The non-GAAP measure does not have a standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to a similar measure presented by other issuers. Such measures are common in the reports of other companies but may differ by definition and application. The Company believes that EBITDA, considered along with net earnings (loss), is a relevant indicator of trends relating to our operating performance and provides management and investors with additional information for comparison of our operating results to the operating results of other companies. The figures presented do not reflect any potential impact of Non-Controlling Interest. The Company's calculation of EBITDA is net income/(loss) adding back interest, non-cash financing expenses, depletion, depreciation, accretion, amortization, impairment and non-recurring costs and expenses.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding the Company's corporate guidance for fiscal 2022, including forecast production and EBITDA.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation, including the policies of the TSX Venture Exchange. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.